UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NET 1 UEPS TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64107N206
(CUSIP Number)

THOMAS J. MURPHY
C/O GENERAL ATLANTIC SERVICE COMPANY, LLC
3 PICKWICK PLAZA
GREENWICH, CONNECTICUT 06830
TEL. NO.: (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107N206	Page 2 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 3 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 80, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 4 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 82, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 5 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 6 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 7 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 64107N206	Page 8 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 9 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64107N206	Page 10 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,409,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,409,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64107N206	Page 11 of 18

AMENDMENT NO. 2 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 15, 2005 (the "Original Statement"), as amended by Amendment No. 1 thereto filed with the Commission on June 23, 2006 ("Amendment No. 1" and, together with and amending the Original Statement, the "Statement"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Net 1 UEPS Technologies, Inc., a Florida corporation (the "Company"). The address of the principal executive office of the Company is Provident Place, 4th Floor, Cmr. Jan Smuts Avenue and Bolton Road, Rosebank, Johannesburg, South Africa.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic LLC, a Delaware limited liability company ("GA"), General Atlantic Partners 80, L.P., a Delaware limited partnership ("GAP 80"), General Atlantic Partners 82, L.P., a Delaware limited partnership ("GAP 82"), GapStar, LLC, a Delaware limited liability company ("GapStar"), GAP Coinvestments III, LLC, a Delaware limited liability company ("GAPCO III"), GAP Coinvestments IV, LLC, a Delaware limited liability company ("GAPCO IV"), GAPCO GmbH & Co. KG, a German limited partnership ("KG"), GAPCO Management GmbH, a German corporation ("GmbH Management") and GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA" and, collectively with GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG and GmbH Management, the "Reporting Persons"). The Reporting Persons (other than KG and GmbH Management) are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Duesseldorf, Germany. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA is the general partner of GAP 80, GAP 82 and GAPCO CDA. GmbH Management is the general partner of KG. The officers of GapStar and managing members of GAPCO III and GAPCO IV are managing directors of GA. GmbH Management is the general partner of KG. There are 27 managing directors of GA (the “GA Managing Directors”). The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference. The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

CUSIP No. 64107N206	Page 12 of 18

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Unchanged.

CUSIP No. 64107N206	Page 13 of 18

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) GA, GAP 80, GAP 82, GapStar, GAPCO III, GAPCO IV, KG, GmbH Management and GAPCO CDA each own of record, no shares of Common Stock, 3,105,138 shares of Common Stock, 2,730,766 shares of Common Stock, 108,920 shares of Common Stock, 360,565 shares of Common Stock, 90,185 shares of Common Stock, 11,567 shares of Common Stock, no shares of Common Stock and 1,950 shares of Common Stock, respectively, representing 0.0%, 6.9%, 6.1%, 0.2%, 0.8%, 0.2%, 0.0%, 0.0% and 0.0% of the Company's issued and outstanding shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of GAP 80, GAP 82 and GAPCO CDA, (ii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors, (iii) the officers of GapStar are GA Managing Directors and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record. Each of the Reporting Persons may be deemed to own beneficially an aggregate of 6,409,091 shares of Common Stock, or 14.2% of the Common Stock.

CUSIP No. 64107N206	Page 14 of 18

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 6,409,091 shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Paragraph two of Item 6 of the Original Statement is hereby deleted in its entirety and replaced with the following:

Pursuant to the Stock Purchase Agreement, the Company has granted GAP 80, GAP 82, GAPCO III, GAPCO IV, GapStar and KG as a group (collectively, the “General Atlantic Stockholders”), registration rights pursuant to a Registration Rights Agreement dated November 10, 2011 (the “Registration Rights Agreement”), which provides the General Atlantic Stockholders the right to require the Company to register shares of Common Stock held by the General Atlantic Stockholders for underwritten and non-underwritten offerings, including pursuant to a shelf registration statement on Form S-3 registering all of the Common Stock held by the General Atlantic Stockholders. The Registration Rights Agreement also provides the General Atlantic Stockholders customary rights to require the Company to include shares of Common Stock held by the General Atlantic Stockholders in any other registration of shares of Common Stock initiated by the Company or other stockholders of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to EXHIBIT 2 to this Amendment, which is incorporated by reference herein.

CUSIP No. 64107N206	Page 15 of 18

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Registration Rights Agreement, dated as of November 10, 2011, by and among GAP 80, GAP 82, GAPCO III, GAPCO IV, GapStar, KG and the Company.

CUSIP No. 64107N206	Page 16 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2011
GENERAL ATLANTIC LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director

GENERAL ATLANTIC PARTNERS 80, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director

CUSIP No. 64107N206	Page 17 of 18

GENERAL ATLANTIC PARTNERS 82, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director

GAP COINVESTMENTS III, LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Member

GAPSTAR, LLC

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Vice President

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its general partner

By	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director

CUSIP No. 64107N206	Page 18 of 18

GAPCO MANAGEMENT GMBH

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC, its general partner

By:	/s/ Matthew Nimetz
Name: Matthew Nimetz
Title: Managing Director